AMENDED

BY-LAWS

OF

RAYMOND JAMES FINANCIAL, INC.

Section 2. The number of directors may at any time be increased (to a maximum of twenty) or decreased by vote of a majority of the Board of Directors at any regular or special meeting, if the notice of such meeting contains a statement of the proposed increase or decrease of directors. In case of any such increase, the Board of Directors at any meeting shall have power to elect such additional directors to hold office until the next annual meeting of the stockholders, and until their successors are elected and qualify.